Mail Stop 3561

      							November 4, 2005

Mr. Ronald Farrell
Tri-S Security Corporation
Chief Executive Officer
Royal Center One
11675 Great Oaks Way, Suite 120
Alpharetta, Georgia  30022


	Re:	Tri-S Security Corporation
		Item 4.02 Form 8-K
      Filed November 2, 2005
		File No.  0-51148

Dear Mr. Farrell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your statement which states that APB 18 and SFAS 94 "require that a greater than 5% equity interest in another entity be accounted for in accordance with the equity method, rather than the cost method of accounting." In this regard, please explain in greater detail, citing specific paragraphs used, where in the accounting literature this is stated and why you think it is appropriate for your investment in Army Fleet Support, LLC.

2. We also note your statement that "The carrying amount of the Company`s equity interest in the Joint Venture will also be reduced by the amortization of the excess of the cost over the net book value of the assets of the Joint Venture. The Company`s equity interest in the Joint Venture will be amortized on a straight-line basis over the life of the contract, which is approximately 10 years." In this regard:
* Provide us with the transaction detail, including the assets of the
Joint Venture, and your proportionate share of the Joint Venture and its assets.
* Tell us your cost and the net book value of the Joint Venture.
* Tell us the fair value asset allocation of your purchase price.
* Tell us why your equity interest in the Joint Venture will be amortized on a straight-line basis over the life of the contract. Provide us, in detail, your basis in accounting literature.




       As appropriate, please respond to these comments within five business days or tell us when you will respond. Please file your response in EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Inessa Berenbaum at
(202)
551-3371.


							Sincerely,



							Kyle Moffatt,
							Accountant Branch Chief
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Mr. Farrell
Tri-S Security Corporation
November 4, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE